May 1, 2019

G. Bradley Cole
Chief Financial Officer
Genomic Health, Inc.
301 Penobscot Drive
Redwood City, CA 94063

       Re: Genomic Health, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Form 10-K for the Fiscal Year Ended December 31, 2017
           File No. 000-51541

Dear Mr. Cole:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
                                                          Mining